May 1, 2015

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-11758

Dear Ms. Hayes:

Morgan Stanley (the “Company”) received your letter dated April 29, 2015, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

We respectfully request an extension of time to respond to your letter and intend to provide our response on or before May 27, 2015.

Please feel free to contact me at (212) 761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth

Paul C. Wirth Deputy Chief Financial Officer

cc:	William Dorton, Staff Attorney, Securities and Exchange Commission
Jonathan Pruzan, Executive Vice President and Chief Financial Officer
Jeffrey M. Kottkamp, Deloitte & Touche LLP
Kevin W. Vaughn, Accountant Branch Chief, Securities and Exchange Commission